Q77(h) (Change in Control)

Virtus Mid-Cap Core Fund (Series 18):

National Financial Services LLC ("NFS"), on behalf of its customers, ceased having control on or about August 31, 2016 due to a series of redemptions. As of the end of the period, NFS owned approximately 24.06% of the shares (as measured in assets).